Cypress Energy Partners, L.P.

5757 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

November 19, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P.
Confidential Draft Registration Statement on Form S-1
Submitted October 31, 2013
CIK No. 1587246

Ladies and Gentlemen:

This letter sets forth the responses of Cypress Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 12, 2013 (the “Comment Letter”) with respect to Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on October 31, 2013 (the “Draft Registration Statement”). Please note that we publicly filed a Registration Statement on Form S-1 on November 13, 2013, File No. 333-192328 (the “Initial Public Filing”), which was materially consistent with the Draft Registration Statement. Concurrently with the submission of this letter, the Partnership has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR. For your convenience, we have hand-delivered four copies of this letter as well as four copies of the Registration Statement marked to show all revisions made since the submission of the Initial Public Filing.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on October 31, 2013

Unaudited Pro Forma Distributable Cash Flow, page 66

1.	Please update the labeling of subnotes (9), (10) and (11) to the line items within the Unaudited Pro Forma Distributable Cash Flow to correspond with their descriptions.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 67 of the Registration Statement.

November 19, 2013

Non-GAAP Financial Measures, page 95

2.	Please provide a reconciliation of Adjusted EBITDA attributable to Cypress Energy Partners, L.P. to the most directly comparable GAAP financial measure, which appears to be net income attributable to Cypress Energy Partners, L.P. For further guidance, please refer to Item 10(e) of Regulation S-K and Question 101.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures dated July 8, 2011.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide a reconciliation of Adjusted EBITDA attributable to Cypress Energy Partners, L.P. to net income attributable to Cypress Energy Partners, L.P. Please see page 96 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

3.	The last bullet point on page F-3 states your pro forma financial statements include an adjustment to account for the omnibus agreement with Cypress Holdings under which you will pay an annual administrative fee of $3 million. Please revise your footnotes to identify the amount of this adjustment and where it has been accounted for in the pro forma financial statements.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the last bullet on this page as the pro forma financial statements do not include adjustments relating to this annual administrative fee. Please see page F-3 of the Registration Statement.

2. Pro Forma Adjustments and Assumptions, page F-9

4.	We note the revisions to your disclosure on page F-10 in response to our prior comment 26 from our letter dated October 18, 2013. However, the basis for the historical and pro forma adjustment interest expense amounts disclosed in note (c) remains unclear. For example, we note from your prior submission on September 20, 2013 and from notes (2) and (6) to the tabular disclosure on pages 66 – 68, that the pro forma adjustment to interest expense includes an interest credit subsidy charged to the non-controlling interest holders in TIR. We understand the amount of this subsidy on a pro forma basis for the year ended December 31, 2012 is $1,506, according to the table on page 66. Please tell us how this amount reconciles to the pro forma interest expense adjustment amounts presented on page F-10 and to the amounts presented in the non-controlling interests adjustment table in footnote (f) presented at the top of page F-11. In addition, your response should address how the historical interest expense amounts reconcile to the amounts presented in your financial statements for the year ended December 31, 2012 and for the nine months ended September 30, 2013.

Response: We acknowledge the Staff’s comment and respectfully submit that the $1,017 interest expense amount appearing on page 67 of the Registration Statement consists of the pro forma interest expense attributable to Cypress Energy Partners, L.P. as the 50.1% controlling holder of TIR. We have updated the table on page F-10 to show the calculation of the $1,017 amount, as well as the interest expense attributable to the non-controlling holders of TIR on account of their 49.9% non-controlling interest and the incremental interest expense fee attributable to the non-controlling holders. This incremental interest expense fee, or interest credit, is equal to the fee the non-controlling interest holdings in TIR will be charged equal to the interest expense TIR would have paid to incur $10 million in incremental borrowings under its mezzanine facilities to purchase the non-controlling interest holders’ interests in TIR.

November 19, 2013

In addition, we have added a row to reconcile the pro forma historical interest expense amount for the year ended December 31, 2012 to the amount presented in the financial statements of Cypress Energy Partners Predecessor on page F-19. Finally, we have added a row that reconciles the pro forma historical interest expense amounts for the year ended December 31, 2012 and for the nine months ended September 30, 2013 to the interest expense amounts attributable to TIR-U.S., which are reconciled to the financial statements of TIR Parent using the reconciling tables on pages F-15 and F-16. Please see pages 67, F-10, F-15, F-16, F-19 and F-64.

Cypress Energy Partners Predecessor

2. Summary of Significant Accounting Policies, page F-22

Revenue Recognition, page F-23

5.	We reissue prior comment 27 of our letter dated October 18, 2013 as it relates to your revenue recognition policy disclosures on page F-23.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to expand the disclosure relating to our revenue recognition policy to address the criteria used to account for revenues earned. Please see page F-23 of the Registration Statement.

Cypress Energy Partners, LLC

2. Summary of Significant Accounting Policies, page F-39

Revenue Recognition, page F-40

6.	We note your revised disclosure in response to prior comment 27 of our letter dated October 18, 2013. Your disclosures now state that revenue is recognized when certain conditions are met, specifically when “collectability is reasonably assured”. However, later in the same disclosure paragraph, you state: “Adequate allowance for bad debt is recoded for any revenues where collectability if not reasonably assured.” The two sentences seem to be contradictive. Please revise your disclosures as appropriate to clarify the two statements as it relates to your overall revenue recognition.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the sentence relating to allowances for bad debt. Please see page F-40 of the Registration Statement.

* * * *

November 19, 2013

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin
Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.